**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 13, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Telenav, Inc.**

**File No. 001-34720 - CF#35883**

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Telenav, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.16.43 and 10.26.22 to a Form 10-Q filed on February 8, 2018, and for information it excluded from Exhibit 10.26.23 to a Form 10-Q filed on February 8, 2018 as modified by the same contract refiled with fewer redactions as Exhibit 10.26.23 to a Form 10-Q filed on May 10, 2018.

Based on representations by Telenav, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16.43 to Form 10-Q filed on February 8, 2018    through February 8, 2023
Exhibit 10.26.22 to Form 10-Q filed on February 8, 2018    through February 8, 2023
Exhibit 10.26.23 to Form 10-Q filed on February 8, 2018    through February 8, 2023
Exhibit 10.26.23 to Form 10-Q filed on May 10, 2018    through February 8, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary